Exhibit 99.12

MAVERIX METALS ANNOUNCES RESULTS OF ANNUAL GENERAL AND SPECIAL MEETING

May 15, 2019, Vancouver, British Columbia — Maverix Metals Inc. (the “Company” or “Maverix”) (TSX-V: MMX) is pleased to announce the voting results of its Annual General and Special Meeting (the “Meeting”) of Shareholders held on May 14th, 2019. Maverix shareholders overwhelmingly approved all matters voted on at the Meeting and as described in detail in the Company’s Management Information Circular dated April 4th, 2019 available on SEDAR (www.sedar.com).

Election of Directors

Shareholders voted to elect the Company’s seven Director nominees with 192,203,341 shares (89.03% of shares outstanding) represented at the Meeting. The following is a summary of proxy tabulation results relating to the election of the Company’s Board of Directors:

	Votes For
Nominee	Number	Percent (%)

Geoffrey Burns	189,383,856	99.13%
Dr. Christopher Barnes	190,834,127	99.89%
Robert Doyle	190,826,906	99.89%
Christopher Emerson	190,826,306	99.89%
Daniel O’Flaherty	190,507,735	99.72%
Blake Rhodes	190,820,906	99.89%
J.C. Stefan Spicer	190,837,841	99.89%

Share Consolidation

Maverix shareholders also voted in favour of the proposed two (2) for one (1) consolidation of the Company’s common shares (the “Consolidation”), with 191,908,240 (99.85%) total votes cast “FOR” the resolution. The Consolidation would allow Maverix to meet the minimum share price requirements to pursue a dual listing on a U.S. stock exchange and will only be completed if the Company obtains all of the necessary approval for a U.S. listing. The Company currently has 215,896,666 issued and outstanding common shares. If completed, the Consolidation would reduce the issued and outstanding common shares to approximately 107,948,333 common shares. The exercise or conversion price of all outstanding stock options and warrants would be proportionately adjusted based on the consolidation ratio. Maverix intends to issue a detailed press release to provide a further update on the Consolidation.

About Maverix

Maverix is a gold royalty and streaming company. Maverix’s mission is to provide its shareholders with significant low risk leverage to precious metal prices and to increase underlying per share value by expanding its portfolio with acquisitions of high-quality royalties and streams that offer robust returns.

For further information, please contact:

Maverix Metals Inc.

Daniel O’Flaherty

President and CEO

(604) 343-6225

Email:      info@maverixmetals.com

Website:  www.maverixmetals.com

NEITHER THE TSX VENTURE EXCHANGE (“TSX-V”) NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX-V) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

Cautionary note regarding forward-looking statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable Canadian and U.S. securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “should”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. The forward-looking information contained herein is provided for the purpose of assisting readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Forward-looking statements and information include, but are not limited to, statements with respect to the completion of a consolidation of the Company’s common shares and the Company successfully listing on a U.S. stock exchange. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual actions, events or results to be materially different from those expressed or implied by such forward-looking information, including but not limited to: the impact of general business and economic conditions; the absence of control over mining operations from which Maverix will purchase gold and other metals or from which it will receive royalty payments and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties or interruptions in operations; problems inherent to the marketability of gold and other metals; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; industry conditions, including fluctuations in the price of the primary commodities mined at such operations, fluctuations in foreign exchange rates and fluctuations in interest rates; government entities interpreting existing tax legislation or enacting new tax legislation in a way which adversely affects Maverix; stock market volatility; regulatory restrictions; liability, competition, loss of key employees and other related risks and uncertainties. Maverix undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management’s best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.